UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2023

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 26, 2023	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 https://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial Results for the Third Quarter of 2023

Taipei, October 26, 2023 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (“ATM”) and the provider of electronic manufacturing services (“EMS”), today reported its unaudited net revenues1 of NT$154,167 million for 3Q23, down by 18% year-over-year and up by 13% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$8,776 million, down from NT$17,465 million in 3Q22 and up from NT$7,740 million in 2Q23. Basic earnings per share for the quarter were NT$2.04 (or US$0.130 per ADS), compared to NT$4.03 for 3Q22 and NT$1.80 for 2Q23. Diluted earnings per share for the quarter were NT$2.00 (or US$0.127 per ADS), compared to NT$3.92 for 3Q22 and NT$1.76 for 2Q23.

RESULTS OF OPERATIONS

3Q23 Results Highlights – Consolidated

●	Net revenues from packaging operations, testing operations, EMS operations, and others represented approximately 45%, 8%, 46%, and 1% of the total net revenues for the quarter, respectively.

●	Cost of revenues was NT$129,251 million for the quarter, up from NT$114,534 million in 2Q23.

-	Raw material cost totaled NT$82,961 million for the quarter, representing 54% of the total net revenues.

-	Labor cost totaled NT$15,448 million for the quarter, representing 10% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$13,104 million for the quarter.

●	Gross margin increased by 0.2 percentage points to 16.2% in 3Q23 from 16.0% in 2Q23.

●	Operating margin was 7.4% in 3Q23, compared to 6.9% in 2Q23.

●	In terms of non-operating items:

-	Net interest expense was NT$1,247 million.

-	Net foreign exchange loss was NT$2,090 million, primarily attributable to the appreciation of the U.S. dollar against the New Taiwan dollar.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Net gain on valuation of financial assets and liabilities was NT$2,820 million.

-	Net gain on equity-method investments was NT$656 million.

-	Other net non-operating income was NT$708 million, primarily attributable to miscellaneous income. Total non-operating income for the quarter was NT$847 million.

●	Income before tax was NT$12,252 million in 3Q23, compared to NT$10,111 million in 2Q23. We recorded income tax expenses of NT$2,890 million for the quarter, compared to NT$1,914 million in 2Q23.

●	Net income attributable to shareholders of the parent was NT$8,776 million in 3Q23, compared to NT$17,465 million in 3Q22 and NT$7,740 million in 2Q23.

●	Our total number of shares outstanding at the end of the quarter was 4,380,199,187, including treasury stock owned by our subsidiaries in 3Q23. Our 3Q23 basic earnings per share of NT$2.04 (or US$0.130 per ADS) were based on 4,296,577,819 weighted average numbers of shares outstanding in 3Q23. Our 3Q23 diluted earnings per share of NT$2.00 (or US$0.127 per ADS) were based on 4,347,752,000 weighted average number of shares outstanding in 3Q23.

3Q23 Results Highlights – ATM

●	Net revenues were NT$83,684 million for the quarter, down by 15% year-over-year and up by 10% sequentially.

●	Cost of revenues was NT$65,094 million for the quarter, down by 7% year-over-year and up by 9% sequentially.

-	Raw material cost totaled NT$25,373 million for the quarter, representing 30% of the total net revenues.

-	Labor cost totaled NT$12,463 million for the quarter, representing 15% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,752 million for the quarter.

●	Gross margin increased by 1.0 percentage points to 22.2% in 3Q23 from 21.2% in 2Q23.

●	Operating margin was 10.5% in 3Q23, compared to 9.7% in 2Q23.

3Q23 Results Highlights – EMS

●	Net revenues were NT$70,970 million, down by 22% year-over-year and up by 18% sequentially.

●	Cost of revenues for the quarter was NT$64,500 million, down by 21% year-over-year and up by 18% sequentially.

-	Raw material cost totaled NT$57,545 million for the quarter, representing 81% of the total net revenues.

-	Labor cost totaled NT$2,870 million for the quarter, representing 4% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,093 million for the quarter.

●	Gross margin decreased by 0.2 percentage points to 9.1% in 3Q23 from 9.3% in 2Q23.

●	Operating margin was 3.9% in 3Q23, compared to 3.5% in 2Q23.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 3Q23 totaled US$239 million, of which US$121 million was used in packaging operations, US$89 million in testing operations, US$28 million in EMS operations and US$1 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$347,011 million as of September 30, 2023.

●	Current ratio was 1.21 and net debt to equity ratio was 0.47 as of September 30, 2023.

●	Total number of employees was 93,289 as of September 30, 2023, compared to 93,950 as of June 30, 2023.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 42% of our total net revenues in 3Q23, compared to 41% in 2Q23. One customer accounted for more than 10% of our total net revenues in 3Q23.

●	Our top 10 customers contributed 57% of our total net revenues in both 3Q23 and 2Q23.

●	Our customers that are integrated device manufacturers or IDMs accounted for 31% of our total net revenues in 3Q23, compared to 33% in 2Q23.

EMS Basis

●	Our five largest customers together accounted for approximately 70% of our total net revenues in 3Q23, compared to 68% in 2Q23. One customer accounted for more than 10% of our total net revenues in 3Q23.

●	Our top 10 customers contributed 78% of our total net revenues in 3Q23, compared to 75% in 2Q23.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2022 Annual Report on Form 20-F filed on April 10, 2023.

Supplemental Financial Information

(Unaudited)

Consolidated Operations

	3Q23	2Q23	3Q22
EBITDA (NT$ million)	27,822	25,770	38,601

ATM Operations

	3Q23	2Q23	3Q22
Net Revenues (NT$ million)	83,684	76,108	98,831
Revenues by Application
Communication	52%	49%	53%
Computing	19%	18%	16%
Automotive, Consumer & Others	29%	33%	31%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	44%	41%	42%
Wirebonding	32%	34%	34%
Others	8%	7%	7%
Testing	15%	16%	15%
Material	1%	2%	2%
Capacity & EBITDA
CapEx (US$ million)*	210	176	348
EBITDA (NT$ million)	23,117	21,643	31,657
Number of Wirebonders	26,215	25,880	25,887
Number of Testers	5,510	5,495	5,406

EMS Operations

	3Q23	2Q23	3Q22
Net Revenues (NT$ million)	70,970	60,424	90,665
Revenues by Application
Communication	34%	34%	37%
Computing	8%	8%	9%
Consumer	37%	33%	36%
Industrial	12%	15%	11%
Automotive	7%	8%	6%
Others	2%	2%	1%
Capacity
CapEx (US$ million)*	28	33	50

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ million, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2023	Jun. 30 2023	Sep. 30 2022	Sep. 30 2023	Sep. 30 2022
Net revenues
Packaging	68,709	61,846	80,541	190,584	227,318
Testing	12,819	12,292	14,942	36,518	41,285
EMS	70,948	60,384	90,660	189,063	218,036
Others	1,691	1,753	2,483	5,168	6,817
Total net revenues	154,167	136,275	188,626	421,333	493,456

Cost of revenues	(129,251)	(114,534)	(150,654)	(355,337)	(392,625)
Gross profit	24,916	21,741	37,972	65,996	100,831

Operating expenses
Research and development	(6,759)	(6,218)	(6,262)	(18,549)	(17,419)
Selling, general and administrative	(6,752)	(6,111)	(8,027)	(18,934)	(23,010)
Total operating expenses	(13,511)	(12,329)	(14,289)	(37,483)	(40,429)
Operating income	11,405	9,412	23,683	28,513	60,402

Net non-operating income and expenses
Interest expense - net	(1,247)	(1,100)	(966)	(3,424)	(2,240)
Foreign exchange gain (loss)	(2,090)	(1,188)	(2,818)	(2,733)	(5,223)
Gain on valuation of financial assets and liabilities	2,820	1,914	2,878	4,837	5,827
Gain (loss) on equity-method investments	656	326	358	970	1,043
Others	708	747	480	2,070	1,605
Total non-operating income and expenses	847	699	(68)	1,720	1,012
Income before tax	12,252	10,111	23,615	30,233	61,414

Income tax expense	(2,890)	(1,914)	(5,046)	(6,582)	(12,803)
Income from operations and before non-controlling interests	9,362	8,197	18,569	23,651	48,611
Non-controlling interests	(586)	(457)	(1,104)	(1,318)	(2,251)

Net income attributable to shareholders of the parent	8,776	7,740	17,465	22,333	46,360

Per share data:
Earnings per share
– Basic	NT$2.04	NT$1.80	NT$4.03	NT$5.20	NT$10.74
– Diluted	NT$2.00	NT$1.76	NT$3.92	NT$5.05	NT$10.34

Earnings per equivalent ADS
– Basic	US$0.130	US$0.118	US$0.268	US$0.338	US$0.739
– Diluted	US$0.127	US$0.115	US$0.260	US$0.328	US$0.711

Number of weighted average shares used in diluted EPS calculation ( in thousand shares)	4,347,752	4,342,948	4,373,878	4,346,129	4,368,634

FX (NTD/USD)	31.45	30.57	30.10	30.81	29.07

ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2023	Jun. 30 2023	Sep. 30 2022	Sep. 30 2023	Sep. 30 2022
Net revenues
Packaging	69,731	62,607	82,090	193,108	231,905
Testing	12,819	12,292	14,941	36,518	41,284
Direct Material	1,098	1,165	1,765	3,369	4,532
Others	36	44	35	116	133
Total net revenues	83,684	76,108	98,831	233,111	277,854

Cost of revenues	(65,094)	(59,947)	(69,999)	(183,611)	(198,154)
Gross profit	18,590	16,161	28,832	49,500	79,700

Operating expenses
Research and development	(5,344)	(4,748)	(4,901)	(14,361)	(13,491)
Selling, general and administrative	(4,426)	(4,008)	(5,268)	(12,505)	(15,540)
Total operating expenses	(9,770)	(8,756)	(10,169)	(26,866)	(29,031)
Operating income	8,820	7,405	18,663	22,634	50,669

ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2023	Jun. 30 2023	Sep. 30 2022	Sep. 30 2023	Sep. 30 2022
Net revenues
Total net revenues	70,970	60,424	90,665	189,127	218,049

Cost of revenues	(64,500)	(54,785)	(81,467)	(172,451)	(196,821)
Gross profit	6,470	5,639	9,198	16,676	21,228

Operating expenses
Research and development	(1,453)	(1,527)	(1,392)	(4,304)	(4,021)
Selling, general and administrative	(2,250)	(2,023)	(2,676)	(6,191)	(7,210)
Total operating expenses	(3,703)	(3,550)	(4,068)	(10,495)	(11,231)
Operating income	2,767	2,089	5,130	6,181	9,997

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ million)

(Unaudited)

	As of Sep. 30, 2023	As of Jun. 30, 2023
Current assets
Cash and cash equivalents	62,812	59,351
Financial assets – current	9,055	7,040
Trade receivables	114,078	98,671
Inventories	76,953	77,568
Others	29,791	28,400
Total current assets	292,689	271,030

Financial assets – non-current & Investments – equity method	28,402	26,761
Property, plant and equipment	267,316	262,604
Right-of-use assets	10,758	10,691
Intangible assets	70,538	71,298
Others	31,381	30,137
Total assets	701,084	672,521

Current liabilities
Short-term borrowings2	69,639	37,798
Current portion of bonds payable & Current portion of long-term borrowings	24,219	18,191
Trade payables	79,053	67,225
Others	68,600	102,551
Total current liabilities	241,511	225,765

Bonds payable	23,589	33,462
Long-term borrowings3	94,322	90,224
Other liabilities	26,026	25,653
Total liabilities	385,448	375,104

Equity attributable to shareholders of the parent	295,611	278,624
Non-controlling interests	20,025	18,793
Total liabilities & shareholders’ equity	701,084	672,521

Current ratio	1.21	1.20
Net debt to equity ratio	0.47	0.41

2 Short-term borrowings include short-term loans and bills payable.

3 Long-term borrowings include long-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30	Jun. 30	Sep. 30	Sep. 30	Sep. 30
	2023	2023	2022	2023	2022
Cash Flows from Operating Activities
Profit before income tax	12,252	10,111	23,615	30,233	61,414
Depreciation & amortization	14,568	14,488	13,947	43,495	41,199
Other operating activities items	(5,940)	(8,643)	(18,944)	(6,134)	(41,788)
Net cash generated from operating activities	20,880	15,956	18,618	67,594	60,825
Cash Flows from Investing Activities
Net payments for property, plant and equipment	(14,471)	(12,146)	(17,219)	(41,824)	(51,693)
Other investment activities items	(152)	(2,285)	288	(2,022)	(710)
Net cash used in investing activities	(14,623)	(14,431)	(16,931)	(43,846)	(52,403)
Cash Flows from Financing Activities
Total net proceeds from (repayment of) borrowings and bonds	28,640	(3,395)	1,111	13,624	(13,179)
Dividends paid	(37,841)	-	(29,991)	(37,841)	(29,991)
Other financing activities items	(38)	(1,056)	(228)	(977)	(1,390)
Net cash used in financing activities	(9,239)	(4,451)	(29,108)	(25,194)	(44,560)
Foreign currency exchange effect	6,444	481	6,933	6,479	12,423
Net increase (decrease) in cash and cash equivalents	3,462	(2,445)	(20,488)	5,033	(23,715)
Cash and cash equivalents at the beginning of period	59,351	62,056	72,846	58,040	76,073
Cash and cash equivalents at the end of period	62,813	59,611	52,358	63,073	52,358
Cash and cash equivalents in the consolidated balance sheet	62,812	59,351	52,358	62,812	52,358
Cash and cash equivalents included in disposal groups held for sale	1	260	-	261	-